Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 001-00143

The following is being made available on Hughes' website and it replaces the content that was previously posted on the website to correct formatting irregularities.


CABLE RATE HIKE CLIPS

#1
Austin American Statesman
November 28, 2001, Wednesday
Time Warner is upping cable rates
Amy Schatz, American-Statesman Staff

#2
The Associated Press State & Local Wire - Reno, NV November 26, 2001, Monday, BC cycle Cable television rates to jump in northern Nevada

#3
Westchester Telegram - GAZETTE
November 26, 2001 Monday, RT. 9 EAST EDITION
Cable rate hearing slated; AT&T Broadband plans 8.5 percent increase

#4
The Associated Press State & Local Wire - Boston November 22, 2001, Thursday, BC cycle AT&T Broadband to raise cable rates 8.5 percent

#5
The Boston Globe
November 22, 2001, Thursday ,THIRD EDITION
AT&T BROADBAND WILL HIKE CABLE RATES 8.7% INCREASE IS SECOND SINCE SUMMER; FIRM CITES HIGHER SERVICE COSTS

#6
The Times Union (Albany, NY) November 22, 2001 Thursday THREE STAR EDITION Higher cable TV bills coming; Time Warner hiking cost for most popular "Basic with Standard" option

#7
The Associated Press State & Local Wire - Newark, NJ November 21, 2001, Wednesday, BC cycle Cablevision raising NJ rates 4.7 percent NEWARK, N.J.

#8
The Commercial Appeal (Memphis, TN)
November 21, 2001 Wednesday Final Edition
TIME WARNER RAISING CABLE RATES FOR 6TH YEAR IN A ROW;
BASIC SERVICE 25 CENTS MORE, SMARTLINK UP $3.07 A MONTH

#9
The Boston Herald - EDITORIAL
November 18, 2001 Sunday ALL EDITIONS
OP-ED: DOWNTOWN JOURNAL; Boston subscribers at the mercy of cable rate hikes

#10
St. Petersburg Times
November 12, 2001, Monday
Correction Appended
Cable rate jump not bad for everyone

#11
Wyoming Tribune-Eagle
November 9, 2001 Friday
AT&T BROADBAND SETS RATE HIKE TO KICK IN JAN. 1

#12
Cable World
November 5, 2001
Cable rates rise amid slow economy; Operations.

#13
Daily Variety
November 5, 2001
CABLE RATES ON RISE

#14
The Hollywood Reporter
November 05, 2001
AT&T Broadband plans rate increase for Jan. 1
BYLINE: Georg Szalai

#15
The Pueblo Chieftain
November 5, 2001, Monday
AT&T Plans Cable Rate Hike in Pueblo, Colo.

#16
Atlanta Journal and Constitution
November 3, 2001, Saturday
AT&T Broadband to Raise Cable TV Fees for Metro Atlantans
BYLINE: By Kathy Brister

#17
The Columbian (Vancouver, WA.)
November 3, 2001, Saturday
CABLE TV RATES TO INCREASE 9 PERCENT

#18
The Miami Herald
November 3, 2001 Saturday FINAL EDITION
AT&T TO RAISE CABLE RATES
BYLINE: From Herald Staff, wire reports and Bloomberg News

#19
Saint Paul Pioneer Press
November 3, 2001 Saturday CITY EDITION
CABLE RATES GOING UP AT&T SAYS COSTS ARE BEHIND 5.5% INCREASE

#20
The Seattle Times
November 3, 2001, Saturday Fourth Edition
AT&T to raise cable-TV fees 5.5 percent
BYLINE: Bloomberg News

#21
The Bradenton Herald
November 2, 2001, Friday
Time Warner to Increase Cable Rates
BYLINE: By Steve Hollister

#22
Sarasota Herald-Tribune November 2, 2001 Friday Manatee Edition Cable rates going up 5 percent in 2002;
Time Warner's Manatee rates are already slightly higher than Comcast's in; Sarasota and Charlotte.

#23
The Oregonian
November 3, 2001 Saturday SUNRISE EDITION
AT&T'S CABLE RATES GOING UP
SOURCE: JEFFREY KOSSEFF - The Oregonian

#24
The San Francisco Chronicle
NOVEMBER 3, 2001, SATURDAY, FINAL EDITION AT&T hikes cable rates; Increase is about $1.50 a month

#25
The Record
November 2, 2001, Friday
Stockton, Calif.-Area Cable Rates to Increase 5.5 Percent, AT&T Broadband Says

#26
The Orange County Register
October 24, 2001, Wednesday
O.C. cable TV rates heading up again // Media The cost of expanded basic service is already higher than the national average.

#27
St. Louis Post-Dispatch
September 26, 2001 Wednesday Five Star Lift Edition
CHARTER PLANS TO RAISE CABLE RATES BY END OF YEAR;
   COMPANY UPGRADES NEW SERVICES, HIRES DAN AYKROYD FOR ADS

#28
The Philadelphia Inquirer SEPTEMBER 9, 2001 Sunday CITY-D EDITION Satellite TV puts cable on notice;
Dishes shrink, subscriber rolls swell as onetime gimmick gets serious.

#29
CABLEFAX
September 7, 2001
Snipe Hunt: Competition Commenters Trade Shots

#30
TIME WARNER RAISES CABLE RATES AGAIN Digital cable subscribers to get 11 new channels Saturday, December 1, 2001 By William LaRue

#1
Austin American Statesman
November 28, 2001,  Wednesday
Time Warner is upping cable rates
Amy Schatz, American-Statesman Staff

   When Time Warner Cable increased its rates in August as part of a major realignment of its standard and digital cable service, many customers hoped that would be the last increase for a while.

   Now the cable giant plans to raise rates for customers with digital and standard service by almost $2 a month starting Jan. 1. The cost of a converter box -- required for digital service -- also will rise by almost a dollar to $
5.95 a month.

   That means an Austin customer who has switched to digital cable will be writing a check to Time Warner for about $60 a month next year, after taxes and fees have been added.

   "We have tried to keep cost increases to a minimum. The increase that we're having is something that we have had to pass on to the customer because of our programming costs," said Lidia Agraz, a Time Warner spokeswoman.

   Time Warner has about 310,000 customers in Central Texas.

   The company this year twice raised rates for some of its services, most notably its standard service, which includes broadcast networks and channels such as Home & Garden TV, ESPN and MTV. At the beginning of the year, standard cable subscribers paid $37.74 a month. In August, they began paying almost $2 more a month. In January, they'll begin paying $41.67. That's an increase of more than 10 percent in one year.

   Time Warner also announced it will add five channels for digital service subscribers on Dec. 11: the Do It Yourself Network, the National Geographic Channel and three Fox Sports regional channels.

   The cost of basic cable, which includes broadcast and community-access channels, will remain $8.58. That rate is set by the city, which has an agreement with Time Warner that allows the cable giant to offer services locally.

   The cost of reconnecting cable service or changing service will rise almost 80 percent in January, from $17.21 to $30.57.

   "Our prices reflect the costs of programming and doing business," said Agraz, who noted those rates had not changed in several years. "The programming and technology we offered in 1999 compared to now has improved tremendously. It's not like its the same product and you've just raised the price over and over."

   Although Time Warner raises its rates every year, it also has added channels.

In 1999, the company's standard cable package offered 64 channels for about $37 a month, which included the converter box. Next year's standard cable package has 72 channels at a cost of $41.67.

   In August, Time Warner lowered the rate for digital cable, partly as an incentive to persuade customers to switch to its newly expanded service. But six months later, the price has gone back up to $46.67 a month, plus the $5.95 a month converter box fee

   "Nobody likes rate increases. If you see value in what you're buying, you're willing to pay for that," Agraz said.

   A growing number of consumers are choosing to go with digital satellite service.

   Nationally, the increase in customers of digital satellite systems has grown from 5 million households in 1997 to more than 13 million last year, according to a Federal Communications Commis- sion study released earlier this year. Digital satellite subscriptions are increasing at a rate of about 30 percent a year, the FCC study found, and new cable subscriptions are increasing by less than 2 percent annually.

   Rate increases often prompt many cable customers to consider their options, satellite system providers said.

   "In the past, any time Time Warner has raised their rates, it's helped our business," said Jason Pertile, general manager of Cellnet Wireless and Satellite, which operates four Austin-area stores that sell wireless phones and satellite service.

   "Every time they raise their rates, we see an influx of people who are just disgusted with cable and call us," said Steve Dunlap, a dealer who's been installing digital satellite dishes on Central Texas homes for seven years.

   "Cable is not a bad idea if you have a lot of TVs in the house. If you only have one or two, then satellite is a better fit," he said.

   Even so, digital satellite service is often not much cheaper than cable, Dunlap acknowledges. Although consumers pay less in taxes and fees, they normally must sign yearly contracts and purchase receivers.

   Although Time Warner is the only cable company to serve all of Austin, Grande Communications Inc. is building its own cable network in Austin and San Antonio and began offering services in limited areas in Austin in May. The company plans to eventually have the ability to offer service throughout the area.

   Information was not available about any rate increases by two other cable companies that offer services in Central Texas: Heartland Cable Television and Cox Cable, a unit of Cox Communications Inc., a division of Atlanta-based Cox Enterprises, the parent company of the Austin American-Statesman.

   You may contact Amy Schatz at aschatz@statesman.com or (512) 912-5932. American-Statesman staff reporter Claudia Grisales contributed to this report.

   Time Warner's rate increases

   Digital cable

   1999 $43.95

   2000 $46.69

   2001 $44.69

   2002 $46.67

   Change 1999-2002 6.2%

   Standard package

   1999 $34.20

   2000 $37.74

   2001 $39.69

   2002 $41.67

   Change 1999-2002 21.8%

   Basic service

   1999 $8.58

   2000 $8.58

   2001 $8.58

   2002 $8.58

   Change 1999-2002 0%

   Converter box

   1999 $3.07

   2000 $4.99

   2001 $4.99

   2002 $5.95

   Change 19991-2002 93.8%

   Change in service

   1999 $17.21

   2000 $17.21

   2001 $17.21

   2002 $30.57

   Change 1999-2002 77.6%

   Source:  Time Warner Cable

   National subscriber growth trends

   Although cable TV has shown modest growth -- about 1.5 percent in 2000
-- satellite TV subscription rates outpaced those of cable operators. In 2000, more than 13 million households subscribed to digital cable, a 29 percent increase from 1999. Satellite TV subscribers now account for about 15 percent of the market.

   Subscribers (in millions)

   1996 1997 1998 1999 2000

   Cable 63.5 64.2 65.4 66.7 67.7

   Digital satellite 4.3 5 7.2 10.1 13

   Source: Federal Communications Commission

LOAD-DATE:  November 28, 2001

#2
The Associated Press State & Local Wire - Reno, NV November 26, 2001, Monday, BC cycle Cable television rates to jump in northern Nevada

   Cable television subscribers in northern Nevada will pay more for programming beginning next month.

   Charter Communications said the rate hike is necessary to pay for system upgrades and cover the increased cost of broadcasting sporting events.

   Basic service will remain at $12.34 cents a month. But all other service packages will cost more.

   The standard service in the Reno area will jump 15 percent, from $34.64 to $
39.99 in areas where the cable system has been upgraded.

   The cost of the top programming package will increase from $74.99 to $80.49 in upgraded areas. Areas still awaiting system upgrades will pay $78.49.

   Charter serves about 156,000 customers from Reno to Douglas County and along the Interstate 80 corridor to Wells in northeastern Nevada.

   News of the increase is not sitting well with some customers, who argue they will be paying more for less service.

   "If Charter Communications was not a monopoly, it would not be doing this to its customers," said Tammy Morrow of Carson City.

   "They know they are not likely to lose customers even though they have infuriated them because if you want cable you have no choice," she said.

   Morrow also criticized Charter's plans to move some basic stations and all premium movie stations to its digital service, which is more expensive and needs a special receiver box.

   Marsha Berk Bigler, Charter's director of government relations, said the channel realignment makes sense and will benefit customers. With the premium channels on the highest tiers, it will be easier to add more channels, she said.

   Unlike other utilities, cable TV doesn't have to undergo public or governmental oversight of rate hikes and can charge what the market will bear.

   The federal government deregulated the cable industry in 1999 to stimulate competition and drive prices down. Instead, the opposite has happened, with cable rates increasing at more than three times the rate of inflation, according to the Federal Communications Commission.

   In northern Nevada, the rate for standard cable, which includes basic channels and such expanded channels as CNN, ESPN and Animal Planet, was $16.45 in 1990.

   From 1991 to 1998 the expanded basic rate went up 75 percent to $28.73. After deregulation, the same rate soared 39 percent, including the coming increases.

LOAD-DATE:  November 27, 2001

#3
Westchester Telegram - GAZETTE
November 26, 2001 Monday, RT. 9 EAST EDITION
Cable rate hearing slated: AT&T Broadband plans 8.5 percent increase Elaine Thompson: TELEGRAM & GAZETTE STAFF

   - A public hearing on new AT&T Broadband cable television rates will be held in City Hall on Dec. 12, beginning at 11 a.m. in Memorial Hall.

   The hearing, conducted by the state Department of Telecommunications and Energy's Cable Television Division, will investigate AT&T Broadband's basic tier programming and the equipment and installation rates that went into effect July l.

   Rob Wilson, spokesman for the state agency, said public hearings normally occur after the new rates are implemented.

   If for some reason we don't think they should get the rate increase, customers will get their money back," Mr. Wilson said.

   Last week, AT&T Broadband announced that it plans to raise the average rate for its standard cable package by 8.5 percent in January. The basic or standard rate varies from town to town and generally costs no more than $10. Marlboro's current basic rate is about $6.

   Alicia C. Matthews, director of the Cable Television Division, said this is the first time in several years that the state has reviewed AT&T cable rates. The state only regulates rates for equipment and basic programming, which usually encompasses channels 2 through 13. They were previously under a rate settlement agreement whereby the rates were regulated by the Federal Communications Commission.

   This year they have given the rates to us in a clear presentation so we can look at the rates and assess whether they're reasonable," Ms. Matthews said.

   The FCC had also regulated rates for the medium-tier service, which includes Lifetime and the History Channel, until that was deregulated March 31, 1999. There has never been regulation of rates for the premium-tier service, which includes HBO, Showtime, Starz, and The Movie Channel, Mr. Wilson said.

   Ms. Matthews said the public is encouraged to attend the hearing to give testimony and to see the evidentiary hearing in process.

   Certainly, we encourage the public to give us comments on anything they think would be relevant to our review of the rates," she said.

   The hourly service charge decreased from $43.24 to $27.99. But several services that were part of the hourly charge, now cost a separate fee. Those include: $5.99 to connect VCR at the initiation of service; $12.99 to connect

VCR after initiation of service; $18.99 to relocate an outlet $15.99 to go to a customer's home to do an upgrade; and $9.99 to go to a home to do a downgrade.

   Ms. Matthews noted that the cable company is prohibited from charging a downgrade fee to a customer who requests a downgrade within a 30-day notice of a rate change.

   For example, if a customer gets a notice that the cable rates are going up next month and they don't want to pay the higher rates, they can call up and say I want to downgrade my service. They can do that and the company has to waive the fee," Ms. Matthews explained.

   Cable equipment, installation rates

   The current equipment and installation rates followed by previous rates in parentheses.:

   Hourly service charge: $27.99 ($43.24)

   Install for unwired home: $41.99 ($36.03)

   Install for prewired home: $24.99 ($28.83)

   Install additional outlet at initiation of service: $13.49 ($28.83)

   Install additional outlet separate from initial installation $19.99 ($36.03) *Other install, relocate outlet: $18.99

   *Other install, upgrade (nonaddressable): $15.99

   *Other install, downgrade (nonaddressable): $9.99

   Other install, upgrade/downgrade addressable (send out message through box):
$1.99 ($1.99)

   *Connect VCR at initiation of service: $5.99

   *Connect VCR after initiation of service: $12.99

   Remote control: 35 cents (35 cents)

   Converter box for basic service: $1.85 (Many people do not need this box to get basic service.)

   Converter box for all others: $3.95 ($2.65)

   *These items were not itemized previously. They were a function of the hourly service charge, by number of hours it took to complete the job.

   Source: State Department of Telecommunications and Energy's Cable Television Division.

   LOAD-DATE:  November 29, 2001

#4
The Associated Press State & Local Wire - Boston November 22, 2001, Thursday, BC cycle AT&T Broadband to raise cable rates 8.5 percent

   AT&T Broadband plans to raise the average rate it charges for its standard cable package in New England by 8.5 percent in January.

   The increase, announced by the company Wednesday, works out to an average of $3 a month for the company's 2 million customers in Massachusetts, parts of Connecticut and 58 communities in southern New Hampshire, Manchester, Nashua, Concord, Portsmouth and Derry are the largest New Hampshire communities.

   The increase is AT&T's second rate hike in a year. The company raised rates this summer to cover the cost of switching the New England Sports Network from a premium channel to part of its standard offering.

   Including both rate increases, cable customers will pay an average of 12 percent more next year than they paid in January 2001 for the standard package.

   AT&T officials say they need to increase rates because of higher costs of providing services, particularly the fees programmers charge for content. In 2002, AT&T's programming costs will rise about 15 percent, company officials said.

   "The decision to raise prices is always a difficult one; however, this increase reflects the increased cost of doing business," said Richard D. Jenkinson, a spokesman for AT&T Broadband.

   "We feel it's still a competitive value since customers will still be paying about $1.26 a day for standard service."

   Standard service is a combination of over-the-air broadcast channels plus the first tier of cable offerings, including ESPN, TNT, CNN, and The Weather Channel.

   AT&T is also raising the price of its bronze digital package to $3.50 a month, from $2.95. The Bronze Package, the lowest tier of digital programming offered by AT&T, includes channels such as ESPN, National Geographic and Independent Films.

   There will be no price increases for cable box rentals or other services.

   The other 53 New Hampshire communities served by AT&T Broadband are:
Alexandria, Allenstown, Antrim, Auburn, Bedford, Boscawen, Bow, Brentwood, Bridgewater, Bristol, Candia, Canterbury, Chichester, Deering, Dover, Durham, East Kingston. Epping, Epsom, Exeter, Fremont, Goffstown, Greenland, Hampstead, Hampton, Hampton Falls, Hebron, Henniker, Hillsboro, Hooksett, Hopkinton, Kensington, Lee, Loudon, Madbury, Newfields, Newington, New Hampton, New Castle, Newmarket, North Hampton, Pembroke, Nottingham, Plaistow, Raymond, Rollinsford,

Rye, Salem, Sandown, Seabrook, Somersworth, Stratham and Weare.

LOAD-DATE:  November 23, 2001

#5
The Boston Globe
November 22, 2001, Thursday, THIRD EDITION
AT&T BROADBAND WILL HIKE CABLE RATES 8.7% INCREASE IS SECOND SINCE SUMMMER; FIRM CITES HIGHER SERVICE COSTS
By Meg Vaillancourt, Globe Staff

   AT&T Broadband, the state's dominant cable television provider, said yesterday that it is raising the average rate it charges for its standard cable package by 8.5 percent in January.

   The increase, AT&T's second in a year, works out to an average of $3 a month for the company's 2 million customers in Massachusetts, southern New Hampshire, and parts of Connecticut.

   AT&T raised rates this summer to cover the cost of switching the New
England Sports Network, which televises Red Sox and Bruins games, from a premium channel to part of its standard offering. Including both rate increases, AT&T's cable customers will pay an average of 12 percent more next year than they paid in January 2001 for the standard package, with access to the additional programming. Last year, AT&T increased rates an average of 5 percent.

   While consistent on a percentage basis, the dollar amount of the rate increases varies from community to community. In Boston and Brookline, customers who receive the standard package will see their rates rise from $38.28 a month to $41.53. In Arlington, the package will go from $35.37 to $38.38; Quincy, $36.88 to $40.01; and Newton, $36.04 to $39.01.

   AT&T officials cited the higher cost of providing services, in particular the fees programmers charge for the right to carry their content, for the price increase. In 2002, for example, AT&T's programming cost will rise about 15 percent, they said, with sports programming accounting for the largest portion of that increase.

   "The decision to raise prices is always a difficult one; however, this increase reflects the increased cost of doing business," said Richard D. Jenkinson, spokesman for AT&T Broadband. "We feel it's still a competitive value since customers will be still be paying about $1.26 a day for standard service."

   In addition to the higher rate for standard service, AT&T is also raising the price of its bronze digital package to $3.50 a month, from $2.95. The lowest tier of digital programming offered by AT&T, the Bronze Package includes channels such as ESPN, National Geographic, Independent Films, and Oxygen. There will be no increased charges for cable box rentals or other services.

   Standard service is a combination of over-the-air broadcast channels plus the first tier of cable offerings, including ESPN, TNT, CNN, and The Weather Channel.

   AT&T, which covers more than 200 Bay State communities, was the last cable operator in the area to move NESN onto standard service. The switch extended NESN's reach to 3.6 million homes across New England. It also increased the value of the network just as the Red Sox were preparing to sell their majority stake in NESN.

   The move from a premium channel to standard increased the number of NESN's potential viewers tenfold. As a result, the network could charge higher ad rates and in-the-ballpark signage fees. NESN officials declined to specify how much the move to standard meant. Media analysts estimated the switch could generate $10 to $15 million in new revenue for the Red Sox.

   The Red Sox own 80 percent of NESN; 20 percent is owned by the Boston Bruins, whose owner, Jeremy Jacobs, is one of seven bidders for the team. Included in the Red Sox sale are the Yawkey Trust's 54 percent stake in the team, its share of NESN, and roughly 12 acres of land in and around Fenway Park.

   Meg Vaillancourt can be reached at vaillancourt@globe.com.

LOAD-DATE:  November 24, 2001

#6
The Times Union (Albany, NY) November 22, 2001 Thursday THREE STAR EDITION Higher cable TV bills coming: Time Warner hiking cost for most popular "Basic with Standard" option
BYLINE: Mark Mcguire:  Staff Writer

   For the third time in a year, Time Warner Cable will raise monthly rates for "Basic with Standard," its most popular service. This time, the cost will rise an average of $1.70.

   The price hikes, which go into effect in January, range from $1.25 (for Whitehall residents) to $2.50 (Middleburgh). In addition, the cost for some converter boxes will also rise.

   Time Warner, which announced these latest changes Wednesday, also had rate hikes in August, when Basic with Standard service increased by amounts ranging from $1 to $1.95. Rates for Basic with Standard were increased last January by an average of $1.58.

   In the last year, rates have been lowered or remained constant in most Time Warner Cable services besides Basic with Standard, and some channels have been added to other tiers. In the latest rate changes, the cost for Basic service will will go up in some areas, or go down or remain the same in others. Channels are also being added to those with digital service.

   Increased costs charged by programmers -- particularly in the realm of sports -- is one of the reasons for the increases, according to Peter Taubkin, Albany Time Warner's vice president of government relations and public affairs.

   "In each of the last five years, our programming costs have gone up an average of 15 to 20 percent," he said. "If we were to take the increased costs as we get them and pass them along directly on to the customer, there would be a big difference in what we would charge."

   Still, consumer groups express the concern that rate hikes have outdistanced inflation. Mark Cooper, director of research for the Consumer Federation of America, based in Washington, D.C., said Time Warner is "one of the biggest programmers around," and that all the subscription increases can't be written off predominantly to increased programming costs. He blames the lack of competition for the hikes.

   "The simple fact of the matter is that they know they can pass through all those increases," Cooper said. "The only people who raise prices in the middle of a deep recession are the monopolists. They use market power to force those increases through to the public."

   According to the National Cable & Telecommunications Association, an industry advocacy group, cable rates across the country have increased 5.2 percent annually since 1998. Between 1996 and 2000, programming costs paid by cable operators rose to $36 billion -- roughly 75 percent more than the $20.6 billion spent during the previous five years.

   A survey released in February by the Federal Communications Commission found that cable operators increased monthly rates for cable and equipment by 5.8 percent during the 12-month period ending July 1, 2000. This is compared to an increase of 5.2 percent for the year ending in July 1, 1999. For the year ending July 1, 2000, cable operators attributed more than 40 percent of their rate increases to higher programming costs.

   Locally, rates in January 2000 went up 72 cents to $1.62 per month, and the year before that the cable company raised rates an average of $1.48 a month.

   The Basic with Standard package includes broadcast stations and cable channels 2 through 81. (Basic service includes channels 2 through 20.) This does not include digital programming or premium services like HBO.

   Taubkin said there are no plans to create a new tier between Basic and Basic with Standard that could be more cost-friendly to some consumers. He said creating such a service could carry infrastructure costs that would wipe out any savings for viewers.

   Cable is in a battle with satellite dish companies for customers. Taubkin said there is always an issue with adding channels and services, and increasing fees.

   "Our concern always is to provide a product that is one our customers want and is one that brings the most value possible," he said. "No question people look at the bottom line rate and we need to be sensitive to the bottom line rate."

   Meanwhile, the monthly rental cost of converters and remotes will change.

   Addressable and Digital Converters will increase from $3.99 to $5.60 per month; non-addressable converters will decrease from .88 to .68 per month; and remotes will decrease from .37 to .35. The $1 for the Digital Navigator on additional outlets will be eliminated.

   Digital customers will start receiving the National Geographic Channel (Ch.
115); VH1 Classic (Ch. 176) and DIY-Do it Yourself (Ch. 119). In addition, these customers will receive the Hollywood package -- Fox Movie Channel, Flix, IFC and Sundance. This comes at no extra cost to Digital customers with at least one premium service.

   FACTS:NEW CHARGES Rate changes are different by geographic area and are effective Jan. 1: Albany: Basic service will change from $7.20 to $7.30; the rate for Basic with Standard will change from $36.75 to $38.55. Rensselaer/Bethlehem: Basic service will change from $10.25 to $10.75; the rate for Basic with Standard will change from $35.75 to $37.70.Saratoga: Basic with Standard will change from $35.45 to $37.70.Schenectady: Basic with Standard will change from $35.15 to $36.90.Troy: Basic service will change from $6.55 to $6.40; the rate for Basic with Standard will change from $36.75 to $38.55.

   LOAD-DATE:  November 26, 2001

#7
The Associated Press State & Local Wire - Newark, NJ November 21, 2001, Wednesday, BC cycle Cablevision raising NJ rates 4.7 percent NEWARK, N.J.

   Cablevision is raising rates for its northern New Jersey customers by an average of 4.7 percent starting in February.

   The company also is raising rates for New York customers by 5.5 percent.

   The increases do not affect high-speed Internet access. The company serves more than 900,000 customers in New Jersey.

   Company spokeswoman Kate Murphy attributed the price hikes to a 12 percent increase in programming costs, and customer service improvements.

   "We're working to minimize the portion of the costs that are passed through to the customer while remaining competitive," she said.

   That was little comfort to David Butler, a spokesman for the Consumers' Union in Washington, D.C. He noted cable rates have climbed continually since the federal government deregulated the industry in 1996. New Jersey deregulated its cable industry two years ago.

   "Overall, in the last five years, cable rates have increased 35 percent (nationally), and that's nearly three times the rate of inflation," he said.

   In New Jersey, cable rates have risen an average of 10 percent in 1999 and 9 percent in 2000, according to an analysis by Sen. Richard Codey, D-Essex, earlier this year.

   This time last year, Cablevision, the state's second-largest cable provider, raised its rates by 6.8 percent.

#8
The Commercial Appeal (Memphis, TN)
November 21, 2001 Wednesday Final Edition
TIME WARNER RAISING CABLE RATES FOR 6TH YEAR IN A ROW;
BASIC SERVICE 25 CENTS MORE. SMARTLINK UP $3.07 A MONTH
BYLINE: Tom Walter, walter@gomemphis.com

   For the sixth year in a row, Time Warner will raise rates for cable television customers beginning in January.

   Monthly rates for basic service will increase 25 cents, standard service by $2. Customers with converter boxes (SmartLink and digital) will pay an additional $3.07 a month, the company said.

   Customers will be notified of the hike beginning this week.

   With the rate increase, customers with standard service will pay $39.99 per month, not including sales tax or franchise fees.

   In Memphis, basic service (19 channels, some shared) will now cost $12.50 a month. Customers who have the lowest level of SmartLink service will now pay $
45.99. The least-expensive digital package will cost $52.49, which includes all the channels on standard service, plus 34 digital channels, 40 music channels and 70 pay-per-view channels.

   "Time Warner has absorbed some costs, but the cost of program content is a major factor," said director of public affairs Joe Williams.

   Time Warner added 10 new channels to its analog standard service this year. Customers with digital service got those channels, plus an additional 18. At that time, the rate for standard service went up $2, but the cost of basic, SmartLink and digital service did not change.

   SmartLink converter boxes are no longer available to new cable customers. Those who want premium services such as HBO now will need a digital converter box and will have to pay digital package prices.

   Time Warner sees this as part of an industry move toward digital television.

   "As new customers come on to the system, particularly those who want premium movie packages and pay-per-view, we're going straight to the digital service with those," Williams said. "It doesn't make sense to pump a lot of new advanced analog converters into the system."

   Under the new rules, if new customers take one premium service (for example, HBO with 14 screens) with the digital tier, it will cost $61.49.

   People who already have SmartLink boxes can keep them. Cable customers with cable-ready sets who want basic or standard service don't need a box.

   The breakdown in costs for other services includes an additional $1.75 for standard service (plus the 25 cents for basic), and an increase of $1.07 for use of the primary converter to customers who have converter boxes.

   The company has 225,000 customers in 52 communities in Tennessee, Mississippi and Arkansas.

   Millington is the only immediate area served by another cable company.

   - Tom Walter: 529-2581

#9
The Boston Herald - EDITORIAL
November 18, 2001 Sunday ALL EDITIONS
OP-ED: DOWNTOWN JOURNAL: Boston subscribers at the mercy of cable rate hikes
BYLINE: By Monica Collins

   Cable rates. Gotcha. Before the eves glaze over, consider the fact that Boston cable prices are expected to rise nearly 10 percent next year.

   Have the orbs popped out of the head yet?

   Already, the average household cable bill can run in excess of $ 50 a month. With prices for premium channels and equipment rentals going up, you soon could be paying as much to the cable company as to the mortgage company.

   What happened to good old-fashioned competition?

   Unfortunately, RCN, the company that's supposed to be giving AT&T a run for the money in Boston, has barely made a dent in wiring the city. That's why AT&T can do whatever it wants, without apology - because the cable provider still monopolizes Boston.

   Where's Mayor Thomas M. Menino's cable office when we need it? Out to lunch.

   In these perilous times, the cable office for the city of Boston has become obsolete. Once a watchdog - albeit one with a very gentle bite - the cable office has lost its teeth entirely.

   The situation is not unique to Boston. Cable companies are held to lesser standards. No municipality holds the power anymore to control and monitor a cable franchise. Once, that governmental oversight was a powerful tool to stave off steep rate hikes. No more.

   And even when Boston customers begin to pay through the nose, the increased fees might not even save the neck of our cable company. In sir months, the Boston business could be bounced off to another corporate giant - without apologies or promises.

   AT&T Broadband, the arm of the telecommunications giant that provides Boston's cable service, is fending off takeover bids. And both the mother ship, AT&T, and the satellite company, AT&T Broadband, are struggling to find their way through the business universe.

   For AT&T Broadband, the whole messy situation of rate hikes and corporate survival hits very close to home. Amos Hostetter, the AT&T board member who founded Continental Cablevision, is one of Boston's most successful businessmen. Hostetter recently installed William Schleyer, a close associate, as head of AT&T Broadband.

   When Schleyer was announced to replace Daniel Somers, the strategy was seen as Hostetter's move to solidify control of AT&T Broadband and to shore up the cable unit against the advances of competitors, including Philadelphia-based Comcast, that want to gobble it up.

   Ultimately, if efforts are successful to keep the predators at bay, AT&T Broadband could spin oft completely and become its own corporate entity, free of any allegiance to a fractured AT&T. Hostetter and Schleyer are seen as likely moguls to run that new company.

   Whatever happens, by raising rates, AT&T adds more value to its Broadband division. We customers will be worth more in a corporate sale or spinoff if we pay more to watch cable TV. We are pawns in a high-stakes corporate game.

   Throughout the country, AT&T will raise its cable rates by 5.5 percent. Customers throughout Massachusetts, however, will pay much more. AT&T has not yet shared publicly the exact percentage of increase but industry observers expect that subscriber fees could go up as much as 10 percent.

   What cost benefits will we customers receive, aside from deeper holes in our pockets?

   In Boston, subscribers aren't even treated as well as animals. In fact, we don't even get the Animal Planet channel. How could we possibly expect much more? The much-vaunted broadband Internet access is available only to fancy suburban swells.

   The cable system in Boston is grossly behind the times. While customers in other AT&T Massachusetts markets get cable modem high-speed connectivity to the World Wide Web, the Boston system does not have that digital capability.

   AT&T is supposed to be rebuilding the Boston system, adding the fiber optic lines necessary for hooking up to the future. With the company's future in doubt, however, the rebuilding of the city's cable infrastructure seems a low priority for AT&T Broadband.

   When he ran for re-election, Menino did not even make promises about technological improvements in the city's cable system. The whole subject is off his radar screen.

   Menino must have known to avoid the hot topic. Boston customers will bear the brunt of the rate hikes because the system in the city is outdated with no indications that the service will get any better.

   And there is no recourse for subscribers right now, except to suck up the increase - or cancel the cable.

   Talk back to Monica Collins online at bostonherald.com.

#10
St. Petersburg Times
November 12, 2001, Monday
Correction Appended
Cable rate jump not bad for everyone
BYLINE: SAUNDRA AMRHEIN

   For those who love to hate the cable company, you just got another reason.

   Time Warner Cable has announced plans to raise rates again in January, by about $ 2 a month for basic service and the preferred value package.

   But while the news will undoubtedly make some residents gnash their teeth, others are rubbing their hands in delight.

   Usually, cable television rate increases are good news for owners of satellite TV stores, which have become an option for Hernando County residents fed up with the biggest cable game in town.

   "I would say over 50 percent of my business is people upset with Time Warner, and they switch over," said Vicki Richards, owner of Computer Satellite Inc., a Dish Network dealer in Brooksville. "I haven't had a blast of calls, but I have had some people call and switch over because of the rate increases."

   Richards has installed satellite service for about 1,000 customers in both Hernando and Pasco counties over the past several years. She said that Hernando accounts for most of her business, which has grown by 30 percent from last year.

   At TCL Electronics on Cortez Boulevard west of Brooksville, business usually spikes when Time Warner's rates do.

   "Every time they raise their rates, a certain amount call who have been putting up with it," said Tom Longo, the owner. Longo offers both DirecTV and Dish Network and has set up about 500 to 600 customers in Hernando County in the past five years.

   "Probably only about 20 percent come over from cable (rates). The rest of them have seen commercials or read a magazine or watched something on TV about it," Longo said.

   Linda Chambers, spokeswoman for Time Warner Cable, said the growth in the Tampa area means there's enough business to go around for everybody, even though she considers Time Warner service superior.

   "We lose a few (to satellite providers), and we get some back," she said. "I think what's good for this area is that this whole Tampa area is a growth area to begin with, and that's good news for everybody. There's room for all video providers to offer service."

   The rate increase takes effect Jan. 1, a year after the company's last increase.

   In Hernando, where Time Warner has 35,000 customers, the company's limited basic service package, with channels from about 2 to 22, goes from $ 9.95 to $
11.95. The preferred value package, with up to 80 channels, climbs from $ 39.25 to $ 41.25.

   Prices for Road Runner, the fast-speed Internet access rolled out in Hernando earlier this year by Time Warner, increased from $39.95 to $ 44.95 in October.

   The basic and preferred packages are typically reviewed on an annual basis to keep up with new programming, Chambers said.

   "The increase is due to the basic increase in the overall cost of doing business," she said. "The increase . . . is not just from additional channels, but the programming costs themselves have gone up an average of about 17 percent."

   New channels that have been added to the Time Warner preferred value package recently include Food TV, Women's Entertainment and ESPN Classic Sports, she said.

   For a comparison to satellite prices, Dish Network is currently offering the satellite dish and receiver at a cost of $ 199, with free installation and about 100 channels for $ 9 a month for one year. That's a discount from the regular charge of $ 31 a month for that package.

   Local channels can be added for another $ 5 a month. Additional televisions in the house could raise the price.

   Providing local stations has proved to be a boon to satellite companies, which were permitted to do so after a change in federal legislation two years ago.

   Before then, some customers were reluctant to make the switch to satellite, company representatives said.

   Both company and county officials say the public's frustration with Time Warner and its dominance of the Hernando market has pushed more customers into the arms of satellite companies.

   "I haven't seen the numbers, but when they call me and tell me to tell Time Warner to go to hell and that they're going to satellite, I take it to heart that that's what they are doing," said Chuck Lewis, the county's regulatory and franchise administrator.

   Lewis answers the angry phone calls that pour in whenever Time Warner raises its rates. But he said there is nothing he or the county can do.

   The federal Telecommunications Act of 1996 says local governments and the Federal Communications Commission have no authority over rates for tiered service, which is anything above Channel 13.

   The past two years, Lewis said, he has sent out more than 100 letters to potential competitors to Time Warner. But the cost to lay cable and set up the technology to compete - hundreds of thousands of dollars, if not more - scares them away.

   "To make that initial investment, the companies have taken a look here and said, "Wow,'" he said. "We haven't grown enough yet" for the cost to be worth it to other cable companies.

   Some residents aren't waiting around for other cable competitors.

   When Frank Otis moved back to Port Richey this summer after a year in the state of Washington, he and his wife, Charmyn, decided not to return to Time Warner, which has announced similar rate increases in Pasco County. Instead, they bought an 18-inch satellite dish for their roof.

   "I made up my mind, I wasn't going to deal with Time Warner," he said. "I didn't like the rates for one thing."

   There is a drawback, however, to satellite dishes, he added. "When you get a pretty good storm, you lose your signal pretty quick."

   Also, owners are responsible for maintenance on the satellite equipment.

   For others, even though they gripe about Time Warner and its hold on the area, they won't make the leap to a satellite.

   "There are tons of channels, but it means nothing if you don't want that kind of stuff," said Lois McIntyre of Spring Hill. "I don't care if they give me a thousand channels. You can't watch that many."

   - Times staff writer Saundra Amrhein covers business and development in Hernando County and can be reached at 848-1434. Send e-mail to amrhein@sptimes.com.

   Time Warner Cable's preferred value package in Hernando County includes 72 channels. The analog service is capable of delivering up to 80 channels, including premium channels such as HBO. A story in Monday's Times was unclear on the number of channels in the preferred package.

#11
Wyoming Tribune-Eagle
November 9, 2001 Friday
AT&T BROADBAND SETS RATE HIKE TO KICK IN JAN. 1
BYLINE: Chris George

   CHEYENNE -- AT&T Broadband of Cheyenne announced Thursday that cable television prices in the Cheyenne area will be going up Jan. 1.

   The higher rates are designed to cover the increased costs of programming and new, high-speed data equipment the company has installed, said Curtis Syme, general manager AT&T Broadband.

   Rates for the standard cable package will increase from $36.21 a month to $
38.62 a month, a 6.6 percent increase, Syme said.

   The bronze package will go from $39.99 to $42.99 a month and the cable schedule will go from $1.50 to $1.75 a month, Syme said.

   Programming costs have risen 15 to 20 percent for 2002. The rate increase will happen at the same time the programming costs go up, he said.

   James Hooks, 55, pays more than $60 a month for digital cable.

   He said he's not happy with his service, and if the rates increase, he'd look around for another programming provider.

   "I don't want them (the rates) to go up any higher," he said.

   Julie Tucker, 60, also said she doesn't want her cable bill to go up.

   "I'm on a fixed income, and that's the only entertainment I have," Tucker, 60, said. "If they (the rates) go up, I'm going to have to give it up."

   LOAD-DATE: November 27, 2001

#12
Cable World
November 5, 2001
Cable rates rise amid slow economy: Operations.
BYLINE: Neel, K.C.

   In what has become a year-end ritual, cable operators are preparing to send out rate hikes to subscribers over the next few weeks.

   AT&T Broadband told customers last week it will raise rates an average of 5.4% beginning in January. Time Warner Cable is mailing increase notices to its customers now, although a spokesman declined to reveal any numbers. Cox Communications, which hikes rates throughout the year in different systems, says it plans to increase prices an average of 5.6% in 2002.

   Rate hikes are a sensitive subject, especially in a slowing economy. Rampant and abusive rate-increase practices led to the industry's reregulation during the last recession, in 1992. Since then operators have tried to put the brakes on excessive hikes, generally capping rate adjustments at around 5%. But the hikes still remain higher than the cost of inflation, leading consumer groups and city regulators to complain every year that cable operators continue to gouge their customers. The inflation rate for the 12-month period ending last September is 2.6%, according to the Bureau of Labor Statistics.

   "Everyone tries to cushion the blow," says Yankee Group analyst Michael Goodman. "But at some point, the operator has to bite the bullet and raise rates to pay for his rising costs."

   Operators find themselves in a quandary. Operating costs, particularly programming costs, continue to spiral at double-digit rates each year. Competition from direct broadcast satellite firms remains fierce, as evidenced by campaigns such as EchoStar Communications' recent $ 9 a month promotion for 100 channels of service, which often lure thousands of customers from the cable fold. And all the while, Wall Street analysts and investors are pressuring operators to improve their cash flow margins.

   "Cable operators have to be able to raise rates to cover their costs," says Bear Stearns analyst Ray Katz. "I have never understood what the cost of bread, which is included in the CPI, has to do with cable television. So cable rates have risen faster than inflation. Cable rates have gone up less than a barrel of oil. Clearly, they have to find a happy medium."

   That happy medium seems to have been around 5% for most operators in recent years. Still, MSO executives say that's not enough to cover their costs. Moreover, most consumers don't care that the operators' costs are spiraling out of control. They just know that they are paying more to watch the same six channels they always watch.

   Yet in focus groups that Cox held earlier this year, nine out often people thought programmers paid cable operators to carry their signal.

   "We can't expect our customers to like the idea of rate hikes," says Cox spokesman Ellen East. "But if we educate them more about our business, they might understand why we have to raise rates."

   AT&T Broadband, which has moved the bulk of its increases from July to January, plans to raise rates for its expanded-basic customers an average of $
1.93 a month beginning two months from now. Basic-only customers--about 1.5 of the 13.8 million customers AT&T serves around the country-will see their rates go up in July.

   That's still below AT&T's increased operating costs, says spokesman Andrew Johnson. Programming costs alone are projected to climb 15% in 2002, he says. And of that, 20% is directly related to sports fees. The cost of filling trucks' gas tanks and the cost to operate and power the networks has also risen faster than the cost of inflation over the last year.

   In fact, the averages can be a bit deceiving. AT&T's average customer currently pays $ 35.63 a month. The average rate increase for the entire customer base is 5.4%, or $ 1.93 a month. But a closer look shows that the basic-only customers will see their bills rise an average 4.6%, while expanded-basic customers will experience total rate hikes that average 7.3%.

   Last year Cablevision Systems ran into some trouble when it announced it was increasing rates by an average of 7%, but actually raised rates in some communities by almost 25%. Few news reports take into account the operators' reasons for raising rates. And satellite companies use the hikes as fodder for acquisition campaigns.

   "Rate hikes are great for the satellite guys," Katz says. "They can use [them] to market their services, and they can use them as an umbrella by being able to raise their rates but stay just under what the cable guy charges."

#13
  Daily Variety
November 5, 2001
CABLE RATES ON RISE
BYLINE: JILL GOLDSMITH
HIGHLIGHT:
  AT&T Broadband to raise prices 5.5% Jan. 1

   NEW YORK --- AT&T Broadband, the nation's largest cable operator, said Friday it plans to raise prices an average of 5.5% on Jan. 1, citing higher programming costs as well as general expenses of "providing service and operating the business."

   Move comes as parent AT&T considers merging the cabler with Comcast or a handful of other potential suitors. Some regulators and public interest groups have opposed consolidation in the industry precisely due to fears that ever larger behemoths will have more and more power to raise rates, as well as to act as gatekeepers for content. One group, Consumers' Union, noted that cable service rates have risen 35% in the past five years.

   AT&T, like all operators who boost prices, noted that programming costs have risen significantly --- and will be up by about 15% in 2002. Sports programming costs will rise 20%. And "everyday costs such as putting gas in field trucks and paying competitive wages to customer care personnel and technicians have increased."

   Company said the price increase affects standard and some basic and digital customers.

#14
The Hollywood Reporter
November 05, 2001
AT&T Broadband plans rate increase for Jan. 1
BYLINE: Georg Szalai

   AT&T Broadband, the biggest U.S. cable operator, has said it will hike its cable rates by an average of 5.5% next year to counter rising costs. The price increase will take effect Jan. 1 for standard cable packages, as well as some basic-only and digital service customers.

   The company said Friday that the expected programming cost increases will be about 15% to $1.8 billion next year, driven by sports content expenses and higher personnel costs.

   A spokesman said the size of the rate hike will vary depending on local markets and type of service, but most of AT&T's 14 million cable users will be affected. He said most subscribers will see cable bills rise by an amount close to the 5.5% average, meaning local discrepancies will be relatively minor. The spokesman could only break out planned price hikes for the Los Angeles market (5.7%), San Francisco (4.8%) and basic service (4.7%).

   Analysts said the new price structure is in line with annual rate hikes in recent years by AT&T and its peers. Guzman & Co. analyst David Joyce called the increase "fair," given high costs for sports content and ongoing digital upgrades of cable systems.

#15
The Pueblo Chieftain
November 5, 2001, Monday
AT&T Plans Cable Rate Hike in Pueblo, Colo.

   AT&T Broadband, the cable company serving Pueblo, announced Friday that it would increase prices on average by 5.5 percent beginning on Jan. 1.

   The Englewood-based subsidiary of AT&T Corp. said the increase reflects its higher day-to-day costs to provide service as well as higher programming charges.

   The company said fees to programmers for the right to carry content is expected to rise about 15 percent next year. Sports programming accounts for the larges portion of that increase, a hike of 20 percent.

   Price increases will vary from market to market, AT&T Broadband said in a release, and affects standard cable customers and some basic-only and digital value package customers.

   It said it has begun notifying customers with notices in cable bills and legal notices in local newspapers.

#16
Atlanta Journal and Constitution
November 3, 2001, Saturday
AT&T Broadband to Raise Cable TV Fees for Metro Atlantans
BYLINE: By Kathy Brister

   Most metro Atlantans will pay about 7 percent more for cable TV when AT&T Broadband increases monthly fees in late December.

   AT&T Broadband -- which serves more than 600,000 metro area homes --primarily blames higher programming costs for the fee increase. Reg Griffin, a local spokesman for the cable company, said Friday that AT&T Broadband will spend 15 percent more next year on the sports, news and entertainment channels it delivers.

   About 80 percent of AT&T Broadband's metro Atlanta customers will see higher bills starting Dec. 26. While monthly packages differ, the standard rate for customers who live in areas where digital cable service is available will be $ 39.91, up from $ 37.27. In areas where the service hasn't been upgraded, residents will pay, $ 37.55, up from $ 35.06. The company last increased rates in January.

   Charter Communications, which serves pockets of metro Atlanta, plans to raise rates between 7 percent and 10 percent for most customers. In January, it raised some local cable rates by as much as 9 percent.

   Cox Communications, with headquarters in Atlanta but no metro cable systems, plans to increase subscription fees about 5 percent. Cox is majority held by the owner of The Atlanta Journal-Constitution.

   AT&T, Charter and Cox say they will use much of the revenue from increased fees to pay for sports programming. But cable companies also are trying to get some return on the more than $ 50 billion they've spent since the mid-1990s to upgrade networks from analog to digital.

   An ESPN spokeswoman said costs to produce sports programming increase as broadcasters and cable channels bid for rights to air high-profile games. She said sports events are cable's top draw.

   The cable industry has bumped up subscription costs about 5 percent a year since cable fees were deregulated in 1999. From 1990 to 1999, basic cable rates rose more than 70 percent, according to research firm Paul Kagan Associates.

   AT&T Broadband customer DuPree Jordan, who has cable connected to four TVs in his Roswell home, said the increase on top of "terrible" customer service might push his family toward satellite TV. "We'll certainly be looking for alternatives," he said.

#17
The Columbian (Vancouver, WA.)
November 3, 2001, Saturday
CABLE TV RATES TO INCREASE 9 PERCENT
BYLINE: MIKE ROGOWAY, Columbian staff writer

   Cable television rates will go up $ 3 a month next year for most Clark County cable subscribers.

   The 9 percent increase is the largest in several years.

   Rates will remain unchanged for customers who subscribe only to basic cable, however, and cable customers can get a discount if they also subscribe to AT&T Broadband's high-speed Internet service or digital local phone service.

   Roughly 75,000 Clark County households are AT&T cable subscribers, according to the City-County Cable Television Commission. Most subscribers receive "Standard Cable," a 66-channel package that includes all the Portland-area broadcast channels, plus national cable networks such as ESPN, CNN, A&E, TBS and MTV.

   Standard cable subscribers now pay $ 32.99 a month, plus taxes; beginning Jan. l, they will pay $35.99 a month.

   The higher rates reflect the rising programming costs that AT&T pays to cable networks, according to Lindy Bartell, spokeswoman for the cable company in Portland. Programming fees will rise more than 15 percent next year, she said.

   The number of cable subscribers in Clark County has been flat in recent months, even though the county's population has continued to grow. Bartell said AT&T believes cable is still a good entertainment value.

   "We know that raising prices isn't popular, and we want to keep them down as much as possible," she said.

   About 2,400 Clark County households subscribe to Basic Cable, a 26-channel package that includes only local broadcasters, home-shopping channels and a handful of national cable networks. Monthly Basic Cable rates will stay $ 11.85 next year.

   Rates for some premium movie channel packages will go up next year, but rates for some top-tier packages will not. Additionally, customers who subscribe to multiple AT&T Broadband services -- cable TV, high-speed cable Internet, or digital local phone service -- will be eligible for a $ 5 discount for each service they use.

   Standard Cable and premium cable rates are unregulated, so AT&T can charge what it wants. Basic Cable rates are subject to approval by the local cable commission, but AT&T hasn't tried to raise the price of Basic Cable in three years.

   Customers won't like the higher cable rates, but the news isn't unexpected, according to Jim Demmon, cable TV manager for the local cable television commission.

   "All other bills seem to be going up. I don't think anybody's going to be thrilled by it," Demmon said.

   CABLE RATE HISTORY IN CLARK COUNTY

   Year Basic Cable Percent increase Standard Cable Percent increase

   1998 $ 11.30 0% $ 29.09 4.9%

   1999 $ 11.30 0% $ 30.99 6.5%

   2000 $ 11.85 5% $ 32.50 4.9%

   2001 $ 11.85 0% $ 32.99 1.5%

   2002 $ 11.85 0% $ 35.99 9.1%

#18
The Miami Herald
November 3, 2001 Saturday FINAL EDITION
AT&T TO RAISE CABLE RATES
BYLINE: From Herald Staff, wire reports and Bloomberg News

   AT&T (T), owner of the largest U.S. cable-television business, will raise cable prices an average of 5.5 percent in 2002 to counter higher costs.

   The price increases, effective Jan. l, will affect subscribers to AT&T Broadband's standard, basic and digital packages. Most of the company's 14 million subscribers will have higher rates, spokeswoman Sarah Eder said.

   Englewood, Colo.-based AT&T Broadband said the rate increase reflects higher expenses in providing cable service, including a 15 percent rise in programming fees to $1.87 billion next year.

#19
Saint Paul Pioneer Press
November 3, 2001 Saturday CITY EDITION
CABLE RATES GOING UP AT&T SAYS COSTS ARE BEHIND 5.5% INCREASE
BYLINE: MARTIN J. MOYLAN, Pioneer Press

   The folks who supply AT&T Broadband with "The Sopranos," ESPN, "I Love Lucy" reruns and other programming want more money. And its own costs of doing business are on the rise, says AT&T.

   So get ready to pay a few more dollars a month if you're one of AT&T's 335,000 cable TV subscribers in St. Paul and 87 area suburbs.

   AT&T said Friday that it will increase its cable TV rates by an average of
5.5 percent nationally starting in January. That would push the average customer's monthly bill up from $35.63 to $37.55.

   Twin Cities rates have not been finalized but they should be in line with the national average, the company says.

   "Our programming costs are going up $240 million in 2002, with 20 percent of that for sports," said AT&T Broadband spokesman Andrew Johnson. "That's a 15 percent increase. But we're not passing through the full impact."

   AT&T, he said, is "leaving a lot of money on the table," in large part because of the competition it faces from the two leading satellite TV providers, DirecTV and EchoStar, as well as competing cable TV providers operating in some markets around the country.

   EchoStar and DirecTV, which hope to merge, have signed up more than 16 million households for their satellite TV services, including an estimated 363,000 in Minnesota.

   EchoStar, for instance, now offers a package that includes 100 video and audio channels for $9 a month. Subscribers must buy a satellite dish that serves one TV for $199, bringing the first-year cost, excluding taxes, to $307.

   But AT&T argues that it compares quite favorably with the satellite providers when consumers consider equipment costs and fees satellite firms charge to serve additional TV sets and provide local TV signals.

   At this point, the satellite TV companies typically offer subscribers four local channels for about $5 a month. But they don't offer local channels in all markets.

   "We stack up pretty well," said Jim Commers, vice president of AT&T Broadband's Minnesota operations. "We offer more levels of service. Not everyone wants 100 channels. And when you add in multiple TV sets and local channels, we think we're much cheaper."

   Coralie Wilson, executive director of the North Suburban Communications Commission, argues pay-TV competition is not nearly as intense as it should be, though.

   She bemoans the scrapped plans of Everest Connections, Wide Open West and Seren Innovations to build competing cable systems in the northwest suburbs. And satellite is not an option for too many people, she contends.

   AT&T Broadband's customer service has been declining and there's virtually nothing local cable commissions can do to control prices, she said.

   As long as cable providers can justify their costs, commissions must approve price increases for local broadcast, public access, education and government channels, Wilson said. And since 1998, cable commissions have had no price oversight for other programming, she adds.

   "There is not a lot anyone can do about rates," she said.

   Commers said AT&T has not seen any increase in customer complaints and most subscribers are "more than satisfied."

   Martin J. Moylan can be reached at mmoylan@pioneerpress.com or (651)
228-5479.

#20
The Seattle Times
November 3, 2001, Saturday Fourth Edition
AT&T to raise cable-TV fees 5.5 percent
BYLINE: Bloomberg News

   AT&T, owner of the largest U.S. cable-television business, said it will raise cable prices an average of 5.5 percent in 2002 to counter higher costs.

   The price increase, set for Jan. 1, will affect most of AT&T Broadband's 14 million subscribers to standard-, basic- and digital-cable packages.

   Monthly bills for the average customer will increase $1.93 to $37.55, spokeswoman Sarah Eder said.

   AT&T Broadband said the rate increase reflects higher expenses, including a 15 percent rise in programming fees to $1.87 billion next year. It also cited higher wages and fuel costs.

   Gene Kimmelman, co-director of Consumers Union's Washington, D.C., office, saw it differently.

   "This reflects ongoing price gouging by cable monopolies," he said. "It's particularly astounding that they're raising prices at a time when the economy is stalled."

   Cable rates are up 35 percent since Congress revamped telecommunications laws in 1996 to spur competition, he said.

   Cable companies on average raise rates "in the middle single digits on an annual basis," said Richard Klugman, a telecommunications analyst at Jefferies who has a "hold" rating on AT&T shares. Comcast, the No. 3 U.S. cable operator, raised rates for basic service by about 5 percent this year.

   AT&T Broadband said it will inform customers of the increase with notices in their cable bills and legal notices in newspapers.

#21
The Bradenton Herald
November 2, 2001, Friday
Time Warner to Increase Cable Rates
BYLINE: By Steve Hollister

   The cost of Time Warner's cable programming and services is once again on the rise.

   The company announced Thursday that the price of basic service will rise 8.1 percent from $ 12.40 to $ 13.40 per month, and that by adding its second-tier preferred package, the monthly cost will jump 5.1 percent from $ 39.25 to $ 41.25.

   Premium movie rates will increase from $ 5.95 for either HBO, Cinemax. Showtime or The Movie Channel to $ 7.95. Digital Starz! will remain $ 7.95.

   The cost to have cable installed, or additional outlets added, will go up by as much as 21 percent. The cost to install additional outlets at the time of cable installation, for example, will go from $ 18.95 to $ 22.95.

   Linda Chambers, the company's vice president of business affairs for the Tampa Bay region, defended the price hikes, saying Time Warner is absorbing much of the increases in programming costs and technology upgrades and only passing a fraction on to the customer.

   "It's what it takes to provide the products and services our customers demand," Chambers said. "We do everything we can to keep rates at a reasonable level. Our costs are going up far more than our rates are going up."

   The company has hiked rates by at least 4 percent each year since purchasing the local cable system from Paragon Cable in 1996.

   The Federal Communications Commission stopped regulating rates for the industry after passage of a federal telecommunications bill in 1996, and local officials can not legally challenge basic and second-tier rates.

   Rate hikes over the past two years were tied by Time Warner officials to an upgrade of the local cable system with fiber optic lines. That process was completed earlier this year and allows Road Runner high-speed Internet access and enhanced digital service over the cable system.

   The new increases, set to show up on January bills, were attributed to the costs of adding new channels Women's Entertainment, ESPN Classic Sports and Oxygen to the standard service. Training costs for employees and improved cable quality also were cited as reasons for the hikes.

   Time Warner Cable of Tampa Bay serves over 900,000 customers in Manatee, Hillsborough, Pinellas, Polk, Citrus, Hernando, Paso, Levy and Hardee counties and offers more than 225 channels.

#22
Sarasota Herald-Tribune November 2, 2001 Friday Manatee Edition Cable rates going up 5 percent in 2002:
   Time Warner's Manatee rates are already slightly higher than Comcast's in:
   Sarasota and Charlotte.
BYLINE: JASON HALL, jason.hall@heraldtribune.com

   Time Warner Cable is raising its rates 5 percent next year, saying it needs the money to pay for higher programming costs and equipment upgrades.

   Most Manatee County cable subscribers will see their bills go from $39.25 per month to $41.25 starting in January.

   "We are making investments in the future by keeping pace with rapidly changing technology allowing us to deliver cutting-edge service," said spokeswoman Linda Chambers.

   "As a result of these continued investments and rising costs, it is necessary for us to make this adjustment in our rates."

   The price for the company's limited basic service will go from $12.40 to $ 13.40.

   Prices for digital cable, a souped up and more expensive type of cable signal, will not change, nor will the company's Road Runner cable Internet service.

   Chambers said the company's cost of business increases yearly, and this year's rate increase won't even cover the company's programming price hikes for 2002. Time Warner's programming costs will go up 17 percent next year, she said.

   The hike comes as the economy may be lapsing into a recession and consumer confidence is down.

   Chambers thinks customers will understand the need for an increase.

   Though federal law doesn't prohibit competitive companies from offering cable service, very few areas -- none in Southwest Florida -- have competing cable companies because a new company would have to spend millions of dollars to lay its own cable line.

   Time Warner's rates are slightly higher than Comcast's, which provides service in Sarasota and Charlotte counties.

   For its comparable most popular package, Comcast charges $38.75. Comcast usually raises its rates every April.

#23
The Oregonian
November 3, 2001 Saturday SUNRISE EDITION
AT&T'S CABLE RATES GOING UP
SOURCE: JEFFREY KOSSEFF - The Oregonian

   Summary: The company says it will boost monthly bills by an average of $2 starting Jan. 1 in response to higher programming costs

   AT&T Broadband announced Friday that it would increase monthly cable bills in Oregon and Southwest Washington by an average of $2, or 5.6 percent, beginning Jan. 1.

   The Denver-based company cited rapidly rising programming costs as it hiked rates nationwide. AT&T, with about 542,000 customers in Oregon and Southwest Washington, said it would pay an average of 15 percent more in 2002 to programmers such as CNN and ESPN.

   "We are trying to keep costs as low as possible for our customers," said Lindy Bartell, a local spokeswoman for AT&T, the largest cable television provider in Oregon and the nation.

   Sports programming costs, the company said, will see the largest increase in 2002: nearly 21 percent.

   "It's been an ongoing trend," Bartell said.

   AT&T also must keep prices low as it continues to face aggressive competition from digital satellite providers, said Royal Harshman, a member of the Mt. Hood Cable Regulatory Commission, which oversees many of the company's Portland-area franchises with local governments.

   Local governments can regulate prices on the 22-channel basic-cable package, which isn't seeing a price increase in 2002. But they can't control the prices of more popular services, like expanded basic cable.

   To keep prices low, the commission has tried to lure other cable companies to build cable networks in the area and compete against AT&T, but most potential competitors ran out of money as the capital markets dried up in the past year, Harshman said.

   Some were skeptical of cable companies' rationale for raising monthly bills. The companies often use programming costs as a justification for rate increases, said David Olson, director of Portland's Office of Cable Communications and Franchise Management. But cable providers often own stakes in companies that provide programming.

   "It would seem that they would be in a position to control some of those costs by talking to themselves," Olson said.

   About 38 percent of AT&T's subscribers won't receive a rate increase. In addition to basic-cable subscribers, Platinum and Gold Digital Cable subscribers and some customers in the Tualatin Valley will not see increases in January.

   Cable rate increases are common at the beginning of the calendar year. This past January, AT&T raised rates by 3.66 percent.

#24
The San Francisco Chronicle
NOVEMBER 3, 2001, SATURDAY, FINAL EDITION
AT&T hikes cable rates; Increase is about $1.50 a month
BYLINE: Todd Wallack

BODY:

Despite the sputtering economy, AT&T said it plans to raise cable television prices 4.75 percent for its 2 million customers in the Bay Area next year.

   AT&T, the region's dominant cable TV player, blamed rising programming costs and energy prices for the increase. Nationwide, the telecommunications giant plans to hike prices by 5.5 percent.

   "The increase reflects the rising cost of doing business," the company said in a statement. Locally, AT&T pointed out that the price increase is still below the 5.1 percent inflation rate recorded in the San Francisco metro area by the Bureau of Labor Statistics.

   But consumer advocates said the decision shows that AT&T faces scant competition. Only a handful of towns have multiple cable television providers, though millions of American homes have signed up for television programming via satellite.

   "This reflects ongoing price gouging by cable monopolies," said Gene Kimmelman, co-director of Consumers Union's Washington office, in an interview with Bloomberg News. "It's particularly astounding that they're raising prices at a time when the economy is stalled."

   AT&T said the average customer's bill will increase about $1.50 per month, or $18 per year. The price increase will show up on most customers' bills in January, except in Oakland, where the change will go into effect a month later.

   AT&T typically raises prices each year around the same time. Earlier this year, AT&T raised rates by 4.9 percent.E-mail Todd Wallack at twallack@sfchronicle.com.

#25
The Record
November 2, 2001, Friday
Stockton, Calif-Area Cable Rates to Increase 5.5 Percent, AT&T Broadband Says
BYLINE: By Bruce Spence

   Cable television rates will be going up about 5.5 percent at the beginning of the year, AT&T Broadband says.

   The increases, which will go into effect for most of the company's 14 million customers nationwide, are attributed mostly to inflation, and increased costs for programming and power, AT&T Broadband spokesman Brian Dietz said.

   The biggest change will come with a repackaging of the so-called standard cable package. Currently, that consists of basic cable service of more than 50 channels, including local network and public-broadcasting stations; plus specialty channels, such as ESPN, Nickelodeon, Fox stations, MTV, C-SPAN and so on; and several Turner Broadcasting channels.

   That package currently costs $ 31.34 a month.

   Come January, the standard cable package will increase by $ 3.65 a month, to $34.99.

   But the package will grow by eight channels, adding American Movie Classics, Comedy Central, VH1, Great American Country (music videos), the Weather Channel, Fox Movie Channel, the Sci-Fi Channel and the History Channel.

   Those channels currently are packaged as the "Next Pack," which costs those who subscribe $ 4.67 a month in addition to basic cable fees.

   Asked whether the company was worried about a backlash from basic-cable customers who didn't want to pay more for additional channels, Dietz said simply: "No."

   About 22 percent of cable-TV subscribers already subscribe to the Next Pack, he said.

   "All of these channels are the ones most have requested," he said. "And the customers who already subscribe will be seeing a price reduction."

   Other programming fees, such as for premium movie channels, are going up, too.

   For example, HBO movies will increase a buck, to $ 13.49 a month. The Starz! and Encore combination movie package will go up from $ 11.49 to $ 12.49.

   Dietz said programming costs have climbed significantly in the past year, rising 15 percent overall. Sports programming costs have jumped about 20 percent within the year, he said.

   Cable TV rates last went up in March for the estimated 100,000 customers in San Joaquin, Calaveras and Amador counties.

   The cost of two of the company's subscription options went up in February. Increases ranged from a 4.4 percent boost for standard basic cable to a 5.5 percent raise for standard basic cable with a single HBO premium channel.

   The company then cited increased programming costs as the main reason for the fee increases.

   Meanwhile, the company expects to roll out its new digital programming in about two weeks.

   AT&T Broadband has 80 channels available on its analog system, but with the rollout, the number of available channels will increase to nearly 200 television and music channels via the fiber-optic network laid down in the past couple of years.

   Packages that will include digital programming will range from $ 42.99 to
79.99 a month.

#26
The Orange County Resister
October 24, 2001, Wednesday
O.C. cable TV rates heading up again //  Media The cost of expanded basic service is already higher than the national average.
BYLINE: By KATE BERRY, The Orange County Register

   Cable TV rates in Orange County, already well above the national average, are slated to rise more than 5 percent in the coming year -- nearly twice the rate of inflation.

   Cox Communications plans to raise rates by $2 on Nov. 1 to $38.99 a month for its most popular service, expanded basic, which delivers 75 channels. Time Warner Cable will raise rates within the next two months by 5.1 percent.

   For most cable customers, the increases come as no surprise.

   Everybody always says cable rates continue to go up -- that's absolutely true," said Kip Simonson, vice president of sales and marketing for Cox in Orange County, which has 85,000 cable customers. Cable rates have gone up every year I've been in the business. But we consistently give consumers more product."

   Cable companies say the higher monthly fees reflect the cost of upgrading digital systems, adding channels and paying higher program fees, particularly for highly promoted series such as HBO's The Sopranos," Sex and the City" and Band of Brothers."

   The biggest reason we are adjusting our rates is that the license fees we pay to the programmers continue to go up," Simonson said.

   But in Orange County, cable rates are already 8 percent to 34 percent higher than the national average.

   Most cable operators attribute the higher rates to the cost of doing business in California, where prices for other staples, from gasoline to milk, are more expensive as well, Simonson said.

   Consumers nationwide paid an average of $34.11 a month last year for expanded basic cable, the most common package with up to 70 channels, according to a Federal Communications Commission study. That compares with current prices in Orange County that range from $36.75 a month paid by Adelphia customers in north county to $45.78 a month paid by Time Warner Cable customers in west county.

   Basic cable, installation costs and service fees are the only rates regulated by the FCC. Basic cable is the most bare-bones service, giving consumers access to local broadcast stations.

   Though many consumers consider some cable-only channels, like CNN, a must, any cable tier above basic remains unregulated -- so prices can rise to whatever customers will pay.

   Most companies lower their prices during a recession, and they generally don't rise higher than inflation," said Marc Cooper, executive director of the Consumer Association of America.

   Contact Berry at (714) 796-2235 or kberry@ocregister.com

#27
St. Louis Post-Dispatch
September 26, 2001 Wednesday Five Star Lift Edition CHARTER PLANS TO RAISE CABLE RATES BY END OF YEAR:
   COMPANY UPGRADES NEW SERVICES, HIRES DAN AYKROYD FOR ADS
BYLINE: Jerri Stroud Of The Post-Dispatch

   Actor and comedian Dan Aykroyd might have a lot of explaining to do.

   Charter Communications Inc., which lost its chief executive Monday, is raising rates in December by nearly 14 percent to 26 percent in the St. Louis region, with selected areas getting the heftier increases along with added channels and services.

   Aykroyd, the company's new advertising spokesman, will be touting some of the new services along with some still on the drawing board, such as video-phone service using the television set. The new commercials are on the air in some Charter markets, and they will begin airing in St. Louis over the next two weeks.

   Charter began notifying St. Louis and St. Louis County officials of the rate increases last week, but officials in some areas were notified as early as August. The company had planned to increase rates Nov. 1, but it postponed the effective date to Dec. 1 after the terrorist attacks on New York and Washington.

   Rates for expanded basic service in St. Louis and most of St. Louis County will go up by $3.95 a month, an increase of more than 13 percent. Expanded-basic rates in St. Louis will rise to $33.85, for example. In west and south St. Louis County, expanded basic rates will go to $32.18.

   But selected areas will see increases of as much as $7.95 a month. Rates for customers in Carlyle, Ill., will rise to $39.11 from $31.16 a month when all upgrades to the network are completed. Charter is adding more than 20 channels in Carlyle.

   Charter's basic-cable customers will see their rates go up about 45 cents.

   The rate increase is the second in 14 months for most St. Louis-area customers and the first since Charter took over AT&T's cable systems in July.

   Charter said the increases are needed to cover the cost of added channels, new employees and nearly $400 million in upgrades to its network. Programming costs also are up about 30 percent this year.

   Customers will get four to 25 more channels, with the size of the rate increase reflecting the number of channels and upgrades in areas.

   The channel lineup varies. St. Louis customers will get channels such as ESPN2, Cartoon Network, Oxygen and Soap. In south and west St. Louis County, the new channels are fX, Hallmark Channel, National Geographic and Inspiration Network.

   "We've invested a lot" to provide new services such as high-speed Internet access and video-on-demand, said Bill Shreffler, senior vice president for Charter's central region. "We've put $300 million into the market so far, with another $100 million to go," he said.

   Aykroyd's role will be promoting new and future services, which aren't included in the cable-rate increase. Charter analysts previewed the commercials at a meeting Sept. 11, but news from the meeting was overshadowed by the attacks that day.

   Aykroyd, who has been a Charter shareholder since the company went public two years ago, said he is excited about helping to showcase its new digital products, including cable-modem service and digital cable.

   "I'm thrilled to participate in what will become the standard in how we wire ourselves to the world or how we might sometimes choose to escape from it," Aykroyd said in a statement. "No one has assembled as superb a technical team for this purpose as has Paul Allen with his wired-world vision."

   Allen, a co-founder of Microsoft Corp., is Charter's largest shareholder.

   The ads depict Aykroyd in a variety of roles, from a baby sitter to a collector of Pez candy dispensers who relies on the Internet to add to his collection

   "We believe that teaming up with Dan Aykroyd will help customers identify with Charter and deliver a new level of brand recognition to the company," said Mary Pat Blake, senior vice president of marketing and Charter Media. "We know from our customers that new technology only matters if it plays a meaningful role in their lives.

   "With Dan's help, we're showing how our products are used in some unexpected
- but fun and understandable - ways. He'll differentiate our company from the competition with products that are easy and fun to use."

   Meanwhile, Charter stock lost 59 cents Tuesday. The stock had lost about 20 percent of its value Monday after Jerald Kent resigned as chief executive, and it fell $2 a share in early trading Tuesday before recovering to $12.22.

NOTES:
Reporter Jerri Stroud:; E-mail: jerristroud@post-dispatch.com; Phone:
314-340-8384

GRAPHIC: PHOTO; (1,2) Photo not Available tms; (1) Color PHOTO by CHARTER COMMUNICATIONS - Dan Aykroyd has agreed to appear in Charter's commercials in a variety of roles, including as a baby sitter, to promote the company's new services, such as video-phone service over the television.; (2) Photo by CHARTER COMMUNICATIONS - In a television commercial, Dan Aykroyd demonstrates how he can use the time saved by subscribing to Charter Communications Inc.'s high-speed Internet access: practicing his golf swing indoors and breaking a lamp in the process.

#28
The Philadelphia Inquirer SEPTEMBER 9, 2001 Sunday CITY-D EDITION Satellite TV puts cable on notice:
  Dishes shrink, subscriber rolls swell as onetime gimmick gets serious.
BYLINE: Akweli Parker INQUIRER STAFF WRITER

BODY:

   Long after maverick homeowners began erecting homemade satellite dishes in the 1970s to intercept signals intended for legitimate cable-TV systems, satellite television was considered more a novelty for tinkerers than a serious threat to the cable industry.

   What a difference a few decades make. With cable rate increases outstripping inflation, and cable's satisfaction ratings among the lowest of any industry, satellite-TV providers are seeing their subscriber rolls swell.

   Of the 85 million U.S. households that subscribe to some type of pay-TV service, cable still owns more than 80 percent of the market, with about 69.5 million subscribers.

   But the gap is narrowing. Satellite added 3 million subscribers from June 1999 to June 2000, growing from 10 million to 13 million subscribers, according to the Federal Communications Commission.

   That's about three times the number of subscribers added by cable during the same time, the FCC said in a report on industry competition.

   And according to analysts and the satellite industry, another 3 million customers signed up between July 2000 and July 2001, giving the direct-broadcast satellite industry more than 16 million subscribers.

   "The product really sells itself," said Randee Frankel, who, with partner Michael McCracken, watched satellite-dish activations at their firm Comtek Communications Inc. explode earlier this year. In three months, activations grew from 20 per month to 100 per month.

   Philadelphia-based Comtek is a regional distributor for DirecTV, one of the nation's two big providers of satellite programming. (The other is EchoStar Communications Corp.'s Dish Network.)

   Jimmy Schaeffler, subscription-TV analyst for the Carmel Group, a research firm, called the growth of the direct-broadcast satellite, or DBS, industry "amazing," considering that seven years ago it had no customers.

   "Not too long ago, DBS stood for `don't be stupid,"' Schaeffler said. "[Critics] didn't think it would work. They didn't think selling the hardware would work or that programming would be consistent enough to keep people happy."

   For the cable industry, the space-based challengers have been good and bad.

   On the one hand, the existence of the satellite services allows cable companies to argue that there is no need for the government to regulate rates because there is real competition in the pay-TV industry.

   On the other hand, satellite has become a serious threat to cable's market share.

   According to the Satellite Broadcasting and Communications Association, an industry trade group, 70 percent of new satellite subscribers live where cable is available.

   That competition has put pressure on cable firms to upgrade their networks so they can provide more channels and features.

   "It has absolutely changed the business, I think for the better," said Dave Watson, executive vice president of sales and marketing for the cable division of Philadelphia-based Comcast Corp., the nation's third-largest cable-TV company.

   "It's forced the cable industry and Comcast to address the product," Watson said, by speeding up the rollout of digital cable service that can offer more than 100 channels and offer advanced features such as video on demand - features that were impossible over older analog networks.

   Today, both sides are engaged in a marketing battle to win viewers.

   One Dish Network full-page newspaper ad blared last week: "100 channels. Free installation. $9 a month. Can your cable company do that?"

   The $9 monthly fee was part of a temporary, one-year promotion; that information, though, was mentioned in much smaller print.

   "We do target cable companies," Frankel said. Comtek isn't above taking a cable bill, blowing it up to poster size next to a DirecTV bill, and displaying it at community events.

   Frankel, a former schoolteacher, even translates the propaganda into Spanish to woo the area's burgeoning Latino population with DirecTV's nearly 50 Spanish channels.

   Cable companies have launched a counter assault to preserve their advantage in the market. Regular cable viewers are no doubt familiar with the television ads that deride satellite's vulnerability to weather and that highlight the risk of purchasing soon-to-be-outdated equipment.

   Subscribers to satellite services typically must buy a dish - typically about $200 for a dish 18 to 20 inches in diameter, much smaller than the 7-foot dishes that came before - and a receiver box for their television. There is also an installation fee, about $200, although it is often waived for special promotions.

   The most popular DBS programming packages start at about $31 a month, offering more than 100 channels. A package of local channels- costs an extra $5 to $6 and often includes only the local affiliates of major networks plus a national PBS feed.

   From there, deciding which is the better choice becomes a matter of individual preference.

   For instance, all satellite channels are transmitted digitally, while only some channels are truly digital with digital cable. Satellite providers say that means their channels are clearer; cable operators say there's no discernible difference.

   DirecTV offers a broad array of sports programming, including a premium-priced service offering a wide selection of National Football League games.

   But the dish services have an Achilles' heel locally, because Comcast does not provide its SportsNet programming to them. So local dish subscribers cannot see many of the 76ers, Flyers and Phillies games that are available over local cable systems.

   "I'll be honest with you, there are a lot of jobs I haven't gotten because of that," Frankel said.

   Another programming problem for the satellite services surfaced last week, when the FCC reaffirmed its "must carry" rule. The rule says that if a satellite service carries one local station in a market, it must carry all the local stations in that market.

   The rule is "a seriously onerous burden" said James Ashurst, a spokesman for the Satellite Broadcasting and Communications Association, because DirecTV and EchoStar lack sufficient broadcasting spectrum to carry all the local stations in all the markets they would like to serve.

   "We want to offer as many local channels as we can," Ashurst said, but being forced to carry the 20 or so local channels in large markets such as New York will prevent satellite firms from carrying local channels in small- to mid-size markets such as Harrisburg.

   And that would put satellite at a competitive disadvantage against cable, which generally carries all local channels.

   The industry will continue fighting the rule, Ashurst said.

   The satellite-TV industry has other issues, too.

   Perhaps the biggest is the proposed purchase of DirecTV by Rupert Murdoch's News Corp. or DirecTV's smaller rival, EchoStar.

   News Corp.'s attempt has bogged down because of the deal's complexity. General Motors Corp., owner of DirecTV through GM's Hughes Electronics subsidiary, wants a substantial piece of the purchase in cash rather than stock because of the uncertain stock market, analysts say.

   While EchoStar is a long shot to get DirecTV, analysts do not discount the possibility. EchoStar chairman Charlie Ergen "has a real ability to make converts" and squeeze money from otherwise tight-fisted financiers, even in today's arid capital environment, Schaeffler said.

   Akweli Parker's e-mail address is aparker@phillynews.com.

   Dishing It Up

   Of the 102 million television households in the United States, more than 69 million subscribe to cable and more than 16 million subscribe to a direct-broadcast satellite service.

   How the system works: The satellites hurtle in a geosynchronous orbit - staying above the same spot on the earth - 22,300 miles above the equator. For this reason, satellite dishes in the United States need an unobstructed view of the southern sky. Satellite programmers on the ground broadcast signals to a satellite on which they own or lease space. The satellite amplifies the signal for the trip back to earth. On the customer's rooftop, an 18-inch dish focuses the signal onto an antenna. The signal from the antenna is picked up by a receiver in the home that unscrambles it.

   Pros: Picture quality, channel selection, competitive long-term cost.

   Cons: Elaborate installation, higher up-front cost, picture vulnerable to foul weather, some local stations unavailable in some markets.

   Cost: Equipment and installation run about $400 through electronics stores and other retailers; DirecTV and Dish Network routinely cut the price in promotions. Popular programming packages cost about $31 a month, with premium movie channels extra. Local channels are an additional $5 to $6 a month.

#29
Time Warner raises cable rates again by Digital cable subscribers to get 11 new channels Saturday, December l, 2001 By William LaRue

%sub%Company says increase will help pay for higher programming costs.%endSub% For the second time in less than a year, Time Warner Cable is raising its rates for standard service at most of its Central New York cable systems.
The charge in suburban Syracuse for 71 unscrambled channels increases Jan. 1 to $40.15 a month. That's an extra $1.90 a month, an increase of 5 percent - which follows a 5.4 increase in August and a 5.4 percent increase a year ago.
The number of standard channels remains the same. However, customers who subscribe to a digital cable box will get 11 new channels Dec. 27 at no additional charge. These include National Geographic Channel, VH1 Classic and Do-It-Yourself Network.
Time Warner Cable is also raising its standard rates for customers in Oswego, Fulton, Central Square and Oneida. However, rates remain the same for the company's customers in the cities of Syracuse and Cortland, where Time Warner follows a long-standing policy of making annual increases in August.
The new rates will help to pay for higher programming costs and other expenses, according to Jeff Unaitis, spokesman for Time Warner Cable.
"Like any company, we experience increases in employee costs, increases in programming costs, (and) increases in the investment technology to our network here," Unaitis said.
He noted that Time Warner in August added several channels to standard service, including The Disney Channel. The cable company estimated that more than 35 percent of its 335,000 customers in the Syracuse division saw lower cable bills at that time because Time Warner eliminated charges for Disney and a tier of five other channels.
Time Warner on Jan. 1 is also reducing the charge for Starz! movie channel to $7.95 a month, a decrease of as much as $5 for some customers. The monthly charge for each additional outlet getting digital cable service is dropping to 95 cents a month, a decrease of $1. The price for 13-channel basic service in the Syracuse suburbs decreases by four cents to $7.21 a month. About 4,500 of its 85,000 suburban customers subscribe to this lineup of mostly local broadcast channels.
One consumer group argues that standard rates at Time Warner have increased too much too fast. Mark Cooper, director of research for the Consumer Federation of America in Washington, D.C., said lack of meaningful competition allows Time Warner to raise rates throughout the country at more than triple the rate of inflation.
"Who raises rates during a recession? Only those with market power," Cooper said. "If they didn't have market power, they couldn't cram these things down our throats."
The main competition to cable TV are satellite dish services from DirecTV and The Dish Network, although neither carries Syracuse broadcast channels.
Unaitis said the 11 new channels on digital cable are heavy with networks that customers have requested.
They include five educational channels, Discovery Civilization, Discovery Home & Leisure, TechTV, Do-It-Yourself Network and National Geographic Network.
Other new networks on the digital service are children's networks Boomerang, Nick Gas and a West Coast feed of Nickelodeon; music networks VH1 Classic and Great American Country, and Christian channel Trinity Broadcasting Network.
"We can't have enough family-friendly programming. I think the two Nick additions, Boomerang and Trinity Broadcasting certainly reflect that demand," Unaitis said.

The addition of National Geographic Channel follows Time Warner's announcement last month that it reached an agreement to offer the channel to most of its 12.7 million subscribers in the United States. CableFAX, an industry trade publication, reported that Time Warner Cable is receiving "launch fees" from National Geographic of $3 to $5 per subscriber. Time Warner this week is mailing letters to customers notifying them of the lineup and rate changes.
Here are Time Warner's monthly rates for standard service as of Jan. 1 in several communities: In Fulton, rates rise 5 percent to $38.95.
In Oswego, rates rise 5.3 percent to $38.40.
In Central Square, rates rise 8.1 percent to $36.70.
In Oneida and Rome, rates will range $39.90 to $41.20, with monthly charges varying among several communities. For most, the increase is about 5 percent, Unaitis said.
The Newhouse family, which owns The Post-Standard, also owns one-third of a partnership - Time Warner Entertainment-Advance/Newhouse - that owns the local Time Warner cable system.

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.